Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

11 JULY 2018

INCREASED RECOMMENDED PRE-CONDITIONAL CASH OFFER

FOR SKY PLC

(“SKY”)

by

21ST CENTURY FOX, INC.

(“21CF”)

1.	Introduction

On 15 December 2016, 21CF and the Independent Committee of Sky announced that they had reached agreement on the terms of a recommended pre-conditional cash offer by 21CF for the fully diluted share capital of Sky which 21CF and its Affiliates do not already own at a price of £10.75 for each Sky Share (the Original 21CF Offer).

On 25 April 2018, Comcast Corporation (Comcast) announced a pre-conditional all-cash offer of £12.50 per share for the entire issued and to be issued share capital of Sky (the Comcast Offer).

Today, 21CF and the Independent Committee of Sky are pleased to announce that they have reached agreement on an increased recommended pre-conditional cash offer for the fully diluted share capital of Sky which 21CF and its Affiliates do not already own at a price of £14.00 for each Sky Share (the Increased 21CF Offer). The Increased 21CF Offer represents an increase of approximately 12 per cent. to the Comcast Offer price.

The Acquisition remains subject to one outstanding pre-condition, being the approval of the UK Secretary of State subject to undertakings offered pursuant to paragraph 9 of Schedule 2 of the Enterprise Act 2002 (Protection of Legitimate Interest) Order 2003. On 10 July 2018, the UK Secretary of State stated that he intends to announce the final decisions by 12 July 2018.

It is intended that the Acquisition will be implemented by means of a scheme of arrangement under Part 26 of the Companies Act. However, 21CF reserves the right to implement the Acquisition by way of a takeover offer (as that term is defined under section 974 of the Companies Act), subject to the Panel’s consent and to the surviving provisions of the Co-operation Agreement.

2.	Increased 21CF Offer

Under the terms of the Increased 21CF Offer, Sky Shareholders will be entitled to receive:

for each Sky Share                        £14.00 in cash

The increased price of £14.00 per Sky Share represents:

–

a premium of approximately 82.1 per cent. to the Closing Price of £7.69 per Sky Share on 6 December 2016, being the last Business Day before the date on which an initial proposal was received from 21CF by Sky;

–	a premium of approximately 77.2 per cent. to the Closing Price of £7.90 per Sky Share on 8 December 2016, being the last Business Day before the start of the Offer Period;

–	an increase of approximately 30.2 per cent. to the Original 21CF Offer price;

–	an increase of approximately 12.0 per cent. to the Comcast Offer price;

–	a multiple of approximately 14.1 times Sky Adjusted EBITDA of £2,249 million for the twelve month period ended 31 December 2017;

–	a P/E multiple of 21.7 times Adjusted EPS of 64.4 pence for the 12 month period ended 31 December 2017; and

–	a 10-year total shareholder return (since 1 July 2008) of +306 per cent. versus the FTSE 100 total shareholder return over the same period of +98 per cent.

The Increased 21CF Offer implies a value of approximately £24.5 billion for the expected fully diluted ordinary share capital of Sky at closing (consisting of 1,748,072,725 Sky Shares including the Sky Shares already owned by 21CF and its Affiliates).

Given the Increased 21CF Offer is expected to complete before the usual date for declaration and payment of the final dividend for the financial year ended 30 June 2018, the Increased 21CF Offer includes an amount in lieu of such a final dividend. Accordingly, the Cash Consideration of £14.00 per Sky Share shall be reduced by the amount of any dividend or any other distribution announced, declared, made or paid on or after the date of this announcement in respect of the Sky Shares.

It is expected that the Scheme Document in respect of the Increased 21CF Offer will be despatched to Sky Shareholders shortly following satisfaction or waiver of the outstanding pre-condition, and in any event no later than the date which is 28 days after such satisfaction or waiver, save as otherwise agreed between Sky and 21CF with the consent of the Panel.

3.	Background to and reasons for the Independent Committee’s recommendation

The Independent Committee of Sky remains confident in the standalone prospects for Sky and believes that Sky’s strategy offers Sky Shareholders an attractive standalone value proposition. Throughout the extended offer period which has lasted over 18 months, Sky has continued to deliver high levels of organic revenue and profit growth and continues to be Europe’s leading entertainment and communications business with a strong track record, widely-respected brand and deep customer relationships. Sky has the proven capabilities to develop and grow compelling customer propositions in dynamic markets. This has been evidenced, for example, by the rapid growth in its NOW TV streaming business, the continued development of its Sky Originals content proposition, the launch of a mobile service in the UK, and its expansion into Spain and Switzerland, all at the same time as delivering growth in its direct-to-consumer Pay TV businesses across Europe including its market-leading Sky Q proposition.

On 7 December 2016, 21CF approached the Deputy Chairman of Sky with an initial proposal to acquire Sky. An Independent Committee, made up of six non-executive directors and two executive directors, each without any affiliation to 21CF, was established for the purpose of evaluating the proposal. After negotiating a substantial increase in terms, and agreement on certain other material terms of the proposed offer, 21CF made the Original 21CF Offer at a price of £10.75 per share on 15 December 2016. At that point, the Independent Committee concluded that the Original 21CF Offer represented an attractive opportunity for Sky Shareholders to realise their shareholding in cash at a fair valuation.

Since December 2016, Sky has continued to perform well, increasing its presence in Europe and expanding its current footprint. Sky has also successfully renewed important content rights, including Premier League broadcasting rights in the UK, at a significantly lower cost, and Serie A broadcasting rights in Italy where Sky Italia stands to benefit from significantly enhanced exclusivity over live matches. Additionally, Sky has concluded groundbreaking new partnerships with Netflix and Spotify, offering its customers more choice than ever before. At all times, the Sky Independent Committee has been mindful of its fiduciary duties and obligations under the Takeover Code, and has focused on maximising value for Sky Shareholders.

On 27 February 2018, Comcast announced a possible cash offer for Sky at £12.50 per Sky Share and subsequently announced a firm pre-conditional cash offer on 25 April 2018. In view of the higher price of the Comcast Offer compared with the Original 21CF Offer, the Sky Independent Committee withdrew its recommendation of the Original 21CF Offer, putting both competing offerors on a level playing field until such offers were capable of being put formally to Sky Shareholders.

On 12 April 2018, further to the proposed Disney Transaction, the Panel Executive ruled that Disney would be required to make a “chain principle” mandatory offer for Sky following the closing of the acquisition of 21CF by Disney, at a price of £10.75 per Sky Share, to the extent that by then, 21CF had not then acquired 100% of, or Comcast or any other third party had not then acquired more than 50% of, the Sky Shares. Subsequent to the increased offer for 21CF by Disney on 20 June 2018, the Panel Executive announced on 28 June 2018 that it was considering what impact the increase in the price of the Disney Transaction should have on the consideration payable under a “chain principle” mandatory offer for Sky, and that the Panel Executive will make a further announcement in due course.

Subsequently, on 10 July 2018, 21CF proposed the Increased 21CF Offer of £14.00 per share in cash to the Sky Independent Committee, which increased price includes an amount in lieu of a final dividend in respect of the financial year ended 30 June 2018.

The Increased 21CF Offer represents a substantial increase in value relative to the Comcast Offer and the Original 21CF Offer.

Specifically, the Increased 21CF Offer represents:

•

a premium of approximately 82.1 per cent. to the Closing Price of £7.69 per Sky Share on 6 December 2016, being the last Business Day before the date on which an initial proposal was received from 21CF by Sky;

•	a premium of approximately 77.2 per cent. to the Closing Price of £7.90 per Sky Share on 8 December 2016, being the last Business Day before the start of the Offer Period;

•	an increase of approximately 30.2 per cent. to the Original 21CF Offer price;

•	an increase of approximately 12.0 per cent. to the Comcast Offer price;

•	a multiple of approximately 14.1 times Sky Adjusted EBITDA of £2,249 million for the twelve month period ended 31 December 2017;

•	a P/E multiple of 21.7 times Adjusted EPS of 64.4 pence for the twelve month period ended 31 December 2017; and

•	a 10-year total shareholder return (since 1 July 2008) of +306%, versus the FTSE 100 total shareholder return over the same period of +98%.

In the context of the substantial premium achieved for shareholders, the Independent Committee has agreed that, in the event 21CF elects (in its sole discretion) to switch from a Scheme to a contractual offer, 21CF may reduce the minimum acceptance condition of such a contractual offer from a majority of the Sky Shares held by Unaffiliated Sky Shareholders, as would otherwise be required by the surviving provisions of the Co-operation Agreement, to a simple majority of all Sky Shares (including those held by 21CF and its Affiliates). 21CF remains bound by the surviving standstill provision in the Co-operation Agreement, preventing 21CF from purchasing Sky Shares without Sky’s consent.

The Independent Committee determined that agreeing to allow 21CF the flexibility to lower the minimum acceptance condition was necessary to secure the Increased 21CF Offer and the substantial premium for Sky Shareholders which it represents, and provides the greatest certainty of an offer successfully closing, both of which are in Sky Shareholders’ best interests.

In the Independent Committee’s view, the Co-operation Agreement, originally agreed in December 2016, has fully and demonstrably achieved its objective of enabling 21CF to satisfy its regulatory pre-conditions and to make an offer to Sky Shareholders, but without foreclosing competitive interest.

The Sky Independent Committee, which has been so advised by Morgan Stanley, PJT Partners and Barclays as to the financial terms of the Increased 21CF Offer, considers the terms of the Increased 21CF Offer to be fair and reasonable. Morgan Stanley and Barclays are providing independent financial advice to the Independent Committee for the purposes of Rule 3 of the City Code. In providing their financial advice to the Independent Committee, Morgan Stanley, PJT Partners and Barclays have taken into account the commercial assessments of the Independent Committee. Accordingly, the Independent Committee intends to unanimously recommend that the Unaffiliated Sky Shareholders: (i) vote in favour of the Scheme to implement the Increased 21CF Offer at the Court Meeting and that Sky Shareholders vote in favour of the resolutions relating to the Increased 21CF Offer at the Sky General Meeting as each of the Independent Committee who owns Sky Shares has irrevocably undertaken to do, or procure to be done, in respect of their own beneficial holdings of 999,149 Sky Shares representing, in aggregate, approximately 0.058% of the share capital of Sky in issue at close of business on 10 July 2018 (being the last Business Day prior to the date of this Announcement); and (ii) take no action in relation to the Comcast Offer.

4.	Status of pre-conditions

The Acquisition remains subject to one outstanding pre-condition, being the approval of the UK Secretary of State subject to undertakings offered pursuant to paragraph 9 of Schedule 2 of the Enterprise Act 2002 (Protection of Legitimate Interest) Order 2003.

In connection with such approval, 21CF has offered certain undertakings (the Undertakings) to the UK Secretary of State in respect of the Sky News business (Sky News). The Undertakings provide for 21CF to separate Sky News into a separate company (Newco) and to transfer the shares in Newco to The Walt Disney Company (Disney) or another suitable third party within a specified time period. The Undertakings also include commitments regarding the governance and funding of Sky News.

On 19 June 2018, the then UK Secretary of State announced that he intends to accept the Undertakings proposed by 21CF with a view to clearing the Acquisition on media plurality grounds. The Undertakings were subject to a 15-day public consultation which closed on 4 July 2018. On 10 July 2018, the UK Secretary of State stated that he intends to announce the final decisions by 12 July 2018.

Upon receipt of the approval of the UK Secretary of State, all regulatory pre-conditions to the Acquisition will have been satisfied or waived.

5.	Disney Transaction

On 20 June 2018, 21CF and Disney and certain of Disney’s wholly-owned subsidiaries entered into an amended and restated merger agreement pursuant to which Disney has agreed to acquire for a price of US$38.00 per 21CF share, subject to certain adjustments, the same businesses Disney agreed to acquire under the previously announced merger agreement between 21CF and Disney (the Disney Transaction).

The Disney Transaction is subject to certain conditions precedent, including regulatory and shareholder approval, and is expected to complete within 6 to 12 months after 20 June 2018. Completion of the Disney Transaction is not inter-conditional with completion of the Acquisition. Completion of the Acquisition will not affect the amount or form of consideration that stockholders of 21CF receive in the Disney Transaction.

Disney has provided its consent to the increased indebtedness that would be incurred by 21CF as a result of the Increased 21CF Offer. Also, in the event that the Disney Transaction does not complete due to the failure to obtain regulatory approvals or in certain other limited circumstances, Disney has agreed to reimburse 21CF for an amount equal to the difference between the Cash Consideration (i.e. £14.00) and £13.00 for each Sky Share purchased by 21CF pursuant to the Increased 21CF Offer (plus any interest and fees on such amount).

6.	21CF’s long history with Sky

21CF is the founding shareholder in Sky and currently owns approximately 39.1 per cent of Sky’s Shares. 21CF is proud to have participated in Sky’s growth and development. Sky’s transformation over the past 25 years into Europe’s leading entertainment brand has been extraordinary. As the founding shareholder of Sky, 21CF has remained deeply committed to bringing these two organisations together to create a world-class business positioned to deliver the very best entertainment experiences well into the future. 21CF strongly believes that a combined 21CF and Sky will be a powerful driver for the continued growth and vibrancy of the UK and broader global creative industries.

The enhanced scale and capabilities of the combination will enrich Sky’s ability to continue on its mission for years to come, especially at a time of dynamic change in our industry. This transformative transaction will position Sky so that it can continue to compete within an environment that now includes some of the largest companies in the world, but none of whom have demonstrated the same local depth of investment and commitment to the UK and to Europe.

Such is 21CF’s belief in the potential for Sky’s business, it has made the following specific statements of intent with regard to the UK:

•	21CF will maintain Sky’s UK HQ at the re-developed campus at Osterley and complete the £1 billion investment programme at the site.

•

21CF will continue to support Sky’s development of Leeds as its technology hub and its Software Engineering Academy scheme which offers technology apprenticeships and graduate opportunities to young people across the north of England. This is reflective of 21CF’s intention to continue investment in employees across all of the UK.

•

The UK will be kept as the creative hub of Sky programming and 21CF intends to continue to invest in the creative community in the UK. In aggregate 21CF and Sky invested around £700 million last year in TV and film production in the UK alone, and 21CF intends to continue at least that level of investment. To this end 21CF fully expects to build on Sky’s already outstanding original content pipeline which has 1,000 hours of original programmes and 80 series in development.

•	21CF intends to maintain Sky’s standard of excellence in respect of Sky’s investment in business and community initiatives including its role in Sky’s Bigger Picture programme.

•

In connection with seeking the required approval of the UK Secretary of State for the Acquisition under section 67 of the Enterprise Act 2002, 21CF offered the Undertakings in respect of Sky News. As noted above, the Undertakings provide for 21CF to separate Sky News into Newco and to transfer the shares in Newco to Disney or another suitable third party within a specified time period. The Undertakings also include commitments regarding the governance and funding of Sky News.

21CF is also extremely proud of Sky’s leading positions in Italy and Germany, two businesses which 21CF has founded, and 21CF intends to continue to support their growth and development.

None of the above statements nor the Undertakings given to the Secretary of State are “post-offer undertakings” for the purposes of Rule 19.5 of the City Code.

7.	Financing of the Acquisition

21CF announces that 21CF, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, Deutsche Bank AG Cayman Islands Branch, JPMorgan Chase Bank, N.A., London Branch and J.P. Morgan Europe Limited have entered into an amendment to the bridge credit agreement entered into in connection with the financing of the cash consideration payable to Sky Shareholders pursuant to the Acquisition (the Bridge Credit Agreement), as referred to in paragraph 11 of the announcement made on 15 December 2016 in respect of the Original 21CF Offer pursuant to Rule 2.7 of the City Code (the Original Offer Announcement), so as to increase the facilities available to 21CF from £12.2bn to £15.325bn. Copies of the amendment documentation to the Bridge Credit Agreement will be available on 21CF’s website at www.21CF-offer-for-Sky.com.

Deutsche Bank, lead financial adviser to 21CF, is satisfied that sufficient resources are available to 21CF to satisfy the full cash consideration payable to Sky Shareholders under the terms of the Increased 21CF Offer.

Further information on the financing of the Increased 21CF Offer will be set out in the Scheme Document.

8.	Offer-related arrangements

Sky and 21CF entered into the Co-operation Agreement on 15 December 2016. Pursuant to the Co-operation Agreement, among other things, Sky and 21CF agreed to provide such information and assistance as the other party reasonably required for the purposes of obtaining all merger control and regulatory clearances and authorisations, making any submissions, filings or notifications to any merger control and regulatory authority and for the preparation of the Scheme Document.

The Co-operation Agreement was terminated by Sky on 25 April 2018 following the withdrawal by the Sky Independent Committee of its recommendation of the Acquisition. As a result of termination of the Co-operation Agreement, the reverse break fee payment that may otherwise have been payable by 21CF to Sky will no longer be payable in any circumstances.

Notwithstanding the termination of the Co-operation Agreement, certain provisions of the Co-operation Agreement survived such termination (unless the Sky Independent Committee agrees otherwise). In particular, 21CF and any persons acting in concert with 21CF continued to be prohibited from acquiring any Sky Shares without Sky’s consent. In addition, following the termination by Sky of the Co-operation Agreement, the surviving provisions of the Co-operation Agreement provided that, in circumstances where 21CF elected to implement the Acquisition by way of an Offer:

(i)

the acceptance condition to such Offer must be no less than the percentage of Sky Shares to which the Offer relates which is equal to a majority of the Sky Shares held by Unaffiliated Sky Shareholders and shall not be capable of being reduced below that level;

(ii)

the Offer shall include conditions to the implementation of the Acquisition that, in the aggregate, are not more onerous to fulfil than the Conditions, subject to any modifications or amendments which may be required by the Panel or which are necessary as a result of the election of 21CF to implement the Acquisition by way of an Offer; and

(iii)

21CF shall not take any action which would cause the Offer not to proceed, lapse or be withdrawn in each case for non-fulfilment of the acceptance condition prior to the 60th day after publication of an offer document and 21CF shall ensure that the Offer remains open until such time, save that such 60th day may be brought forward to no earlier than the 21st day after publication of an offer document if 21CF reasonably considers that this is necessary in order to implement the Offer within the remaining period of 21CF’s available financing.

The Independent Committee, on 10 July 2018, has agreed that the provision of the Co-operation Agreement relating to the acceptance condition (referred to in (i) above) will be terminated with effect from the date of this announcement. In doing so, the Independent Committee determined that agreeing to allow 21CF the flexibility to lower the minimum acceptance condition on any switch to an Offer was necessary to secure the Increased 21CF Offer and the substantial premium for Sky Shareholders which it represents, and provides the greatest certainty of an offer successfully closing, both of which are in Sky Shareholders’ best interests.

The Independent Committee, on 10 July 2018, has also agreed to the amendment of the provision of the Co-operation Agreement (referred to in (iii) above) restricting 21CF, in the event that it switches to an Offer, from taking certain actions prior to the 60th day after publication of its offer document. Under the amended terms, 21CF may bring forward or extend such 60th day so that such date is the same date as the “Day 60” of any competing bidder for Sky in accordance with Rule 31.6 of the City Code and the Notes thereon.

The other surviving provisions of the Co-operation Agreement remain in place, including that 21CF (and any persons acting in concert with 21CF) continue to be prohibited from acquiring any Sky Shares without Sky’s consent.

9.	Scheme Loan Notes

In the Original Offer Announcement, Sky and 21CF announced that it was intended that non-transferable, non-interest bearing loan notes would be issued to Scheme Shareholders in connection with the settlement of the Cash Consideration, and that such loan notes would be redeemed upon payment to Scheme Shareholders of the Cash Consideration. 21CF now intends to satisfy all Cash Consideration in cash by no later than 14 days after the Effective Date without the issue of any such loan notes.

10.	Sources of information and bases of calculation

In this announcement, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

(i)

The financial information relating to the Sky Group has been extracted or derived from the Annual Report for Sky for the year ended 30 June 2017 and the Interim Results for Sky for the six month period ended 31 December 2016 and 31 December 2017.

(ii)

As at the close of business on 10 July 2018 (being the last Business Day prior to the date of this Announcement), Sky had in issue 1,719,017,230 ordinary shares, of which 978,515 are held in ESOP. 21CF holds 672,783,139 ordinary shares in Sky giving a total number of outstanding shares excluding those owned by 21CF of 1,046,234,091.

(iii)	Any reference to the fully diluted share capital of Sky not owned by 21CF is based on:

(A)	the 1,046,234,091 Sky Shares referred to in paragraph (ii) above; and

(B)

29,055,495 Sky Shares which may be issued on or after the date of this Announcement on the exercise of options or vesting of awards under the Sky Share Plans as agreed in the Co-operation Agreement and net of the shares in the ESOP (including in respect of those LTIP and Co-Investment Plan options which will be granted by Sky in the ordinary course in late July 2018 and August 2018 respectively) and assuming for this purpose that the Effective Date of the Scheme is the Scheme Long Stop Date.

(iv)

Any reference to the value of the fully diluted share capital of Sky, excluding the Sky Shares already owned by 21CF, is based on the price of £14.00 per Sky Share and the number of Sky Shares not owned by 21CF referred to in paragraph (iii) above.

(v)	Unless otherwise stated, all prices and closing prices for Sky Shares are closing middle market quotations derived from the London Stock Exchange Daily Official List (SEDOL).

(vi)	The premium calculations to the price per Sky Share have been calculated by reference to:

(A)	a price of £7.69 per Sky Share, being the Closing Price on 6 December 2016, the last Business Day before the date on which an initial proposal was received by Sky from 21CF;

(B)	a price of £7.90 per Sky Share, being the closing price on 8 December 2016, the last Business Day before the start of the Offer Period;

(C)	the Original 21CF Offer price of £10.75 per Sky Share; and

(D)	the Comcast Offer price of £12.50 per Sky Share.

(vii)

The enterprise value of Sky is based on Sky’s expected fully diluted share capital at completion by applying the offer price, plus Sky’s net debt of £7,434 million, less proceeds from the exercise of options of £50 million, investments in joint ventures and associates of £40 million and available-for-sale investments of £216 million as at 31 December 2017 as set out in Sky’s Interim Results for the six months ended 31 December 2017.

(viii)

The acquisition multiple of approximately 14.1 times Sky’s Adjusted EBITDA for twelve month period ended 31 December 2017 was calculated as a ratio of enterprise value (calculated as described in paragraph (vii) above) to Adjusted EBITDA for the twelve month period ended 31 December 2017 (as defined below).

(ix)

Sky’s Adjusted EBITDA for the twelve month period ended 31 December 2017 was £2,249 million calculated by using the reported Adjusted EBITDA from the Annual Report for Sky for the year ended 30 June 2017, and the Interim Results for Sky for the six month periods ended 31 December 2016 and 31 December 2017.

(x)

The acquisition multiple of approximately 21.7 times Sky’s Adjusted EPS for the twelve month period ended 31 December 2017 was calculated as a ratio of the Increased 21CF Offer price of £14.00 per Sky Share to Adjusted EPS for the twelve month period ended 31 December 2017 (as defined below).

(xi)

Sky’s Adjusted EPS for the twelve month period ended 31 December 2017 was 64.4 pence, calculated by using the reported Adjusted EPS from the Annual Report for Sky for the year ended 30 June 2017, and the Interim Results for Sky for the six month periods ended 31 December 2016 and 31 December 2017.

11.	General

Save as set out in this announcement, the Increased 21CF Offer will be subject to the same terms, pre-conditions and conditions as the Original 21CF Offer, as set out in the Original Offer Announcement, except that references to the Cash Consideration shall be to the cash amount of £14.00 payable by 21CF in respect of each Sky Share, as adjusted in accordance with the terms set out in the Original Offer Announcement and this announcement. This announcement should be read in conjunction with the full text of the Original Offer Announcement (including the Appendices to the Original Offer Announcement).

Further details of the Increased 21CF Offer, including the full terms and conditions of the Increased 21CF Offer, will be set out in the Scheme Document.

Capitalised terms used but not defined in this announcement shall have the meaning given to them in the Original Offer Announcement.

Morgan Stanley, PJT Partners and Barclays have each given and not withdrawn their consent to the publication of this Announcement with the inclusion herein of the references to its name in the form and context in which it appears.

Enquiries

21st Century Fox:

21CF

Investors Reed Nolte +1 212-852-7092 Mike Petrie +1 212-852-7130	Media Nathaniel Brown +1 212-852-7746 Miranda Higham +44 207-019-5632

Deutsche Bank (Lead Financial Adviser to 21CF)	New York: +1 212 250 2500 London: +44 207 545 8000

Gavin Deane / James Arculus / Mathew Mathew / Jennifer Conway / Simon Hollingsworth (corporate broking)

Centerview Partners (Financial Adviser to 21CF)	New York: +1 212 380 2650 London: +44 207 409 9700

Blair Effron / David Cohen / James Hartop / Hadleigh Beals

Goldman Sachs International (Financial Adviser to 21CF)	New York: +1 212 902 1000 London: +44 20 7774 1000

John Waldron / Mike Smith / Mark Sorrell / Owain Evans

+44 207 404 5959

Brunswick

Jonathan Glass / Andrew Porter / Craig Breheny

Sky:

Sky

Analysts / Investors Robert Kingston +44 (0) 20 7032 3726 Finsbury	Media Gavin Davis +44 207 032 7115 Faeth Birch +44 7768943171

Morgan Stanley (Financial Adviser and Corporate Broker to Sky)	+44 20 7425 8000

Simon Smith / Laurence Hopkins / Anthony Zammit / Ben Grindley

PJT Partners (Financial Adviser to Sky)	+44 20 3650 1100

Simon Lyons / Scott Matlock / Jonathan Hall

Barclays (Financial Adviser and Corporate Broker to Sky)	+44 20 7623 2323

Mark Astaire / Richard Taylor / Daniel Ross / Hugh Moran

Important notices relating to financial advisers

Deutsche Bank AG (“Deutsche Bank”) is authorised under German Banking Law (competent authority: European Central Bank) and, in the UK, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the UK by the Prudential Regulation Authority and Financial Conduct Authority. Neither Deutsche Bank nor any other company in the Deutsche Bank Group will be responsible to any persons other than 21CF for providing any of the protections afforded to clients of Deutsche Bank nor for providing advice in relation to the Acquisition or any matters referred to in this announcement. Neither Deutsche Bank nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this announcement, any statement contained herein, or otherwise. Deutsche Bank is acting as financial adviser to 21CF and no one else in connection with the contents of this announcement.

Centerview Partners UK LLP (“Centerview Partners”), which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to 21CF and no one else in connection with the contents of this announcement and neither Centerview Partners nor any of its affiliates will be responsible to anyone other than 21CF for providing the protections afforded to its clients or for providing advice in connection with the contents of this announcement or any matter referred to in this announcement. Centerview Partners accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK, is acting exclusively for 21CF and no one else in connection with the Acquisition and will not be responsible to anyone other than 21CF for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in relation to the Acquisition or any matter or arrangement referred to in this announcement. Neither Goldman Sachs International nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with the Acquisition, this announcement, any statement contained herein, or otherwise.

Morgan Stanley, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK, Barclays, which is authorised by the Prudential Regulation Authority and regulated in the UK by the Financial Conduct Authority and the Prudential Regulation Authority and PJT Partners, which is authorised and regulated by the Financial Conduct Authority in the UK, are each acting for Sky and no one else in connection with the matters described herein and will not be responsible to anyone other than Sky for providing the protections afforded to their respective clients, for giving advice in connection with the matters described herein or in relation to any matter referred to herein.

Further information

This announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be implemented solely pursuant to the terms of the Scheme Document, which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any decision in respect of, or other response to, the Acquisition should be made only on the basis of the information contained in the Scheme Document. Sky Shareholders are advised to read the formal documentation in relation to the Acquisition carefully once it has been dispatched.

This announcement does not constitute a prospectus or prospectus equivalent document.

21CF reserves the right to elect, with the consent of the Panel (where necessary) and subject to and in accordance with the surviving terms of the Co-operation Agreement, to implement the Acquisition by way of an Offer. In such event, the Offer will be implemented on substantially the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments to reflect the change in method of effecting the Acquisition and the surviving terms of the Co-operation Agreement.

Information relating to Sky Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by Sky Shareholders, persons with information rights and other relevant persons for the receipt of communications from Sky may be provided to 21CF during the Offer Period as required under Section 4 of Appendix 4 of the City Code.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe any applicable requirements. In particular, the ability of persons who are not resident in the UK to vote their Sky Shares with respect to the Scheme at the Court Meeting, or to execute and deliver forms of proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK. Sky Shareholders who are in any doubt regarding such matters should consult an appropriate independent advisor in the relevant jurisdiction without delay. Any failure to comply with such restrictions may constitute a violation of the laws and/or regulations of any such jurisdiction.

Unless otherwise determined by 21CF or required by the City Code, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws of that jurisdiction and no person may vote in favour of the Acquisition by any use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction. If the Acquisition is implemented by way of an Offer (unless otherwise permitted by applicable law and regulation), the Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

Further details in relation to Sky Shareholders in overseas jurisdictions will be contained in the Scheme Document.

Additional information for US investors

The Acquisition relates to the shares of an English company and is being made by means of a scheme of arrangement provided for under English company law. The Acquisition is not subject to the tender offer rules or the proxy solicitation rules under the US Securities Exchange Act of 1934, as amended (the US Exchange Act). Accordingly, the Acquisition is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of US tender offer and proxy solicitation rules. If, in the future, 21CF exercises the right to implement the Acquisition by way of a takeover offer and determines to extend the offer into the US, the Acquisition will be made in compliance with applicable US laws and regulations. Financial information included in this Announcement and the Scheme Document has been or will have been prepared in accordance with non-US accounting standards that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.

It may be difficult for US holders of Sky Shares to enforce their rights and any claim arising out of the US federal laws in connection with the Acquisition, since Sky is located in a non-US jurisdiction, and some or all of its officers and directors reside outside of the US. Therefore, US holders of Sky Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the information contained in this document.

US shareholders also should be aware that the transaction contemplated herein may have tax consequences in the United States and, that such consequences, if any, are not described herein. US shareholders are urged to consult with legal, tax and financial advisors in connection with making a decision regarding this transaction.

21CF reserves the right, subject to the prior consent of the Panel and the terms of the Co-operation Agreement, to elect to implement the Acquisition by way of an Offer. If the Acquisition is implemented by way of an Offer, it will be done in compliance with the applicable tender offer rules under the US Exchange Act, including Section 14(e) of the US Exchange Act and Regulation 14E thereunder. 21CF, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Sky outside such an Offer during the period in which such an Offer would remain open for acceptance. If such purchases or arrangements to purchase were to be made, they would be made outside the US and would be made in accordance with applicable law, including the US Exchange Act and the City Code.

Cautionary note regarding forward-looking statements

This announcement may contain certain forward-looking statements, within the meaning of Section 21E of the US Exchange Act, and Section 27A of the US Securities Act of 1933, as amended, with respect to the financial condition, results of operations and business of 21CF or Sky and certain plans and objectives of 21CF with respect thereto. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aims”, “continue”, “will”, “may”, “should”, “would”, “could”, or other words of similar meaning. Forward-looking statements (including those relating to the consummation of the Acquisition and the anticipated benefits thereof) by their nature address matters that are, to different degrees, uncertain. These and other forward-looking statements, including statements regarding the failure to consummate the Acquisition or to make or take any filing or other action required to consummate the Acquisition in a timely manner or at all, are not guarantees of future results and are subject to risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those expressed in any such forward-looking statements. In addition to the information regarding these risks, uncertainties, assumptions and other factors set forth in the public filings made by Sky and the public filings with the US Securities and Exchange Commission made by 21CF, important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the Acquisition on anticipated terms and timing, (ii) the ability of Sky and 21CF to integrate the businesses successfully and to achieve anticipated benefits, (iii) the risk that disruptions from the Acquisition will harm Sky’s or 21CF’s businesses, (iv) legislative, regulatory and economic developments and (v) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, future exchange and interest rates, changes in tax rates, and future business combinations or dispositions.

No profit forecast or estimates

No statement in this announcement is intended as a profit forecast or profit estimate for any period. No statement in this announcement should be interpreted to mean that earnings per share for Sky or earnings per share for 21CF for the current or future financial years would necessarily match or exceed the historical published earnings per share for Sky or earnings per share for 21CF.

Disclosure Requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any securities exchange offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th business day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Publication on Website

This announcement and the documents required to be published in accordance with the City Code will be available free of charge, subject to certain restrictions in relation to persons resident in Restricted Jurisdictions, on 21CF’s website at www.21CF-offer-for-Sky.com and Sky’s website at www.Sky.com/corporate by no later than 12.00 noon (London time) on the Business Day following this announcement.

Neither the content of any website referred to in this announcement nor the content of any website accessible from hyperlinks is incorporated into, or forms part of, this announcement.

Rounding

Certain figures included in this announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Time

All times shown in this announcement are London times, unless otherwise stated.